Exhibit 99.1

AGBA Group Announces Results of
Extraordinary General Meeting of Shareholders

•	AGBA’s merger with Triller Corp. is on track to close

•	Shareholder approval was granted for AGBA to be incorporated as a Delaware Corporation and domiciled in the U.S., operating under the name Triller Group Inc.

•	All AGBA/Triller merger closing conditions have been met, with the exception of the final Nasdaq listing regulatory approval, soon anticipated

NEW YORK, NY – September 19, 2024 – AGBA Group Holding Limited (Nasdaq: AGBA) (“AGBA” of the “Company”), a multi-channel business platform delivering first-class financial services through machine-learning technologies, today announced the results of its general shareholder meeting (the “Meeting”) held on September 19, 2024. During the Meeting, AGBA’s shareholders resoundingly approved all proposals put forth for vote and moved AGBA’s merger with Triller Corp. to its final stage of completion. In the coming weeks, AGBA and Triller Corp. anticipate receiving Triller Group Inc.’s (the pro forma merged parent company) new Nasdaq listing approval, the final closing condition to the transaction, and expect their merger to close shortly thereafter.

Today’s Meeting and shareholder vote provided approval for AGBA to be re-domiciled in the State of Delaware and incorporated as a company under Delaware State Law operating under the new name “Triller Group Inc.”

The shareholder vote also approved the amended and restated merger agreement dated as of August 30, 2024 (“Merger Agreement”), by and between AGBA (to be renamed Triller Group Inc.), AGBA Social Inc., a wholly owned Delaware subsidiary of AGBA, Triller Corp. and Triller’s stockholder representative, with respect to the acquisition of 100% of the outstanding capital stock and conversion of all restricted stock units of Triller Corp., in exchange for common stock and preferred stock of the newly named Triller Group Inc. the conversion of all existing Triller Corp. restricted stock units into Triller Group Inc. restricted stock units, and the assumption of certain Triller Corp. warrants.

It was also agreed at the Meeting that AGBA’s Revised Charter Amendment would supersede and stand in substitution for the Charter Amendment Proposal to approve (i) the adoption and filing of the Company’s Sixth Amended and Restated Memorandum and Articles of Association to supersede and replace in its entirety AGBA’s Fifth Amended and Restated Memorandum and Articles of Association to, among other things, (A) increase the number of the Company’s ordinary shares authorized for issuance thereunder from 1,000,000,000 to 1,500,000,000, (B) authorize a new class of 100,000,000 class A preferred shares and authorize a new class of 45,000 super voting class B Shares, with each share entitled to 10,000 votes, and (C) to enable the majority shareholders to approve matters by written consent, and (ii) the adoption and filing of AGBA’s Seventh Amended and Restated Memorandum and Articles of Association to supersede and replace in its entirety the Company’s Sixth Amended and Restated Memorandum and Articles of Association to consolidate the above amendments and to effect the forward share split of the AGBA Ordinary Shares on a 1.9365 basis, and the resulting increase in the total number of authorized ordinary shares from 1,500,000,000 to 2,904,753,145 and increase in the outstanding AGBA Ordinary Shares from 97,736,035, shares to 189,265,804 shares and reduction in the par value of each AGBA Ordinary Shares from $0.001 to $0.000516395 (the “Share Split”).

AGBA’s shareholders authorized and approved that after its merger with Triller Corp. has closed, and based on the number of outstanding AGBA Ordinary Shares as of August 30, 2024, Triller Corp.’s Stakeholders will hold 70% of the aggregate of (i) the economic interests of the outstanding Triller Group Inc. capital stock plus (ii) the outstanding Triller Group Inc. RSUs, and the current AGBA shareholders will hold the remaining 30% (“Agreed Stakeholder Proportions”), and that AGBA’s Board of Directors (“Directors”) be and are hereby authorized to make such amendments and adjustments to the Merger Agreement and the numbers of securities to be so issued in Triller Group Inc., in their sole discretion, as may be required or desirable to give effect to the Merger Agreement Proposal and the Agreed Stakeholder Proportions.

Further, the shareholders granted to authorize and approve a reverse share split of AGBA Ordinary Shares in the range of 1 to 1.5 to 1 to 20 and grant to AGBA’s Directors the discretion and authority to determine the exact reverse split ratio, within the above specified range, (“Reverse Share Split”) and to further authorize and approve any consequential changes and amendments to AGBA’s memorandum and articles of association, and to authorize and grant discretion to AGBA’s Directors to do all things necessary to give effect to the Reverse Share Split as may be required.

These approved proposals reflect transformative changes being implemented at AGBA and mark a significant step forward for Triller Group Inc.’s future enhanced growth and positioning within the technology and social media industries.

For more information on today’s shareholder vote, please refer to AGBA’s Report on Form 6-K filed with the SEC on September 19, 2024. The latest press release is available on the company’s website, please visit: www.agba.com/ir.

About AGBA
Established in 1993, AGBA Group Holding Limited (Nasdaq: “AGBA”) is a leading, multi-channel business platform that incorporates cutting edge machine-learning and offers a broad set of financial services and healthcare products to consumers through a tech-led ecosystem, enabling clients to unlock the choices that best suit their needs. Trusted by over 400,000 individual and corporate customers, the Group is organized into four market-leading businesses: Platform Business, Distribution Business, Healthcare Business, and Fintech Business.

For more information, please visit www.agba.com

About Triller Corp.
Triller is a next generation, AI-powered, social media and live-streaming event platform for creators. Pairing music culture with sports, fashion, entertainment, and influencers through a 360-degree view of content and technology, Triller uses proprietary AI technology to push and track content virally to affiliated and non-affiliated sites and networks, enabling them to reach millions of additional users. Triller additionally owns Triller Sports, Bare-Knuckle Fighting Championship (BKFC); Amplify.ai, a leading machine-learning, AI platform; FITE, a premier global PPV, AVOD, and SVOD streaming service; and Thuzio, a leader in B2B premium influencer events and experiences.

For more information, visit www.triller.co

Investor Relations:
Bethany Lai

ir@agba.com

+852-5529-4500

Media Contact:

Catherine Polisi Jones

Polisi Jones Communications

cjones@polisijones.com

+1-917-330-8934

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the outcome of any legal proceedings that may be instituted against us following the consummation of the business combination; expectations regarding our strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to invest in growth initiatives and pursue acquisition opportunities; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Hong Kong and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

# # #